UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of October 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR     ISIN: ZAE000015228

(“Harmony”)

COMMENTS ON GOLD FIELDS LIMITED’S (“GOLD FIELDS”) FURTHER CAUTIONARY ANNOUNCEMENT

In a cautionary announcement released by Gold Fields during the morning of 27 October 2004, Gold Fields stated that it had received legal advice to the effect that the offer by Harmony to acquire up to 34,9% of the entire issued share capital of Gold Fields (“the early settlement offer”) is an “unlawful construct” designed to evade the jurisdiction of various regulatory authorities and is, in particular, a notifiable merger for the purposes of the Competition Act, 1998, as amended.

Contrary to the legal advice received by Gold Fields, Harmony has received firm legal advice that implementation of the early settlement offer does not require notification to the Competition Authorities as the early settlement offer will not result in Harmony acquiring control of Gold Fields. Accordingly, only the subsequent offer is subject to the approval of the Competition Authorities.

Further, Harmony wishes to advise all shareholders that the structure of the early settlement offer and the subsequent offer (“offers”) were pre-approved by the Securities Regulation Panel (“SRP”) and reviewed by the United States Securities and Exchange Commission (“SEC”) prior to the announcement of the proposed merger on Monday, 18 October 2004. Harmony believes that Gold Fields’ attempt to challenge the approval of the SRP is without merit.

Gold Fields’ actions to date have been expressly designed to frustrate the ability of Gold Fields’ shareholders to benefit from the significant value inherent within the offers and are aimed solely at preventing Gold Fields’ shareholders from deciding for themselves on the merits of the Harmony offers.

Marian van der Walt

Secretary

27 October 2004

Virginia

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer